Exhibit 99.2

January 24, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Subject: Newspaper Advertisement for Dispatch of Postal Ballot Notice and Postal Ballot Form

Further to our letter dated January 23, 2019, please find enclosed copy of the advertisement published in today’s English and regional newspapers (Business Standard and Kannada Prabha) regarding dispatch of Postal Ballot Notice and Postal Ballot Form, for your reference.

The same will be made available on the Company’s website at the following link – https://www.wipro.com/investors/bonus/.

For Wipro Limited

G Kothandaraman

General Manager- Finance

Registered Office: Wipro Limited Doddakannelli Sarjapur Road Bengaluru 560 035 India T: +91(80) 2844 0011 F: +91 (80) 2844 0054 E: info@wipro.com W: wipro.com C: L32102KA1945PLC020800

16 MUMBAI THURSDAY, 24 JANUARY 2019 Business Standard Public Notice Timex Group India Ltd. S E Railway Tender Notice Canara Bank Possession Notice Public Notice Netlink Solutions (india) limited Demand Notice The Odisha mining Corporation limited CAD - 1311 Expression of Interest contributory provident fund for the staff of odisha mining corporation Ltd. Bhubaneswar is desirous to invest its Trust fund amounting to RS 4.00 crore in categories- I & II on dt. 24. 01. 2019. Interested brokers Dealers are requested to visit our website www.omcltd.in for detail. Secretary(CPF) possession notice va tech wabag limited notice Everest industries limited extract of statement of unaudited financial results for the quarter ended 31 December, 2018 wipro limited equitas holdings limited notice dsp mutual fund pursuant to payment of dividend, the NAV of the monthly dividend option under regular and direct plan of the aforesaid scheme of the fund would fall to the extent of payout and statutory levy, if any. oriental bank of commerce notice laurus labs notice wipro limited for wipro limited company secretary place: Bengaluru Date: January 23, 2019

CIN: L32102KA1945PLC020800 Website: www.wipro.com, Email: corp-secretarial@wipro.com